Exhibit 99.1

Can-Fite to Present Late-Stage Clinical Pipeline and Licensing Opportunities at BIO International Convention 2026

Company to Conduct Partnering Meetings Focused on Oncology, Liver Disease and Inflammatory Disease

RAMAT GAN, Israel, June 17, 2026 — Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small-molecule drugs targeting oncological and inflammatory diseases, today announced its participation in the BIO International Convention 2026, to be held June 22–25, 2026, in San Diego, California. BIO International Convention | June 22-25 | San Diego

During the conference, Can-Fite will conduct partnering meetings with pharmaceutical companies, biotechnology firms, and potential strategic partners to discuss licensing and commercialization opportunities for its advanced clinical-stage pipeline.

The Company's lead drug candidate, Namodenoson, is currently being evaluated in a pivotal Phase III study for advanced hepatocellular carcinoma (HCC), in pancreatic cancer following the successful completion of a Phase IIa study and conducting a Phase IIb study for MASH. Piclidenoson, Can-Fite's drug candidate for inflammatory diseases, is currently being evaluated in a pivotal Phase III study for psoriasis and is undertaking the preparatory work for a Phase II study in the rare genetic disease, Lowe Syndrome.

Can-Fite's proprietary A3 adenosine receptor (A3AR) platform technology has demonstrated a favorable safety profile in more than 1,600 patients treated to date and serves as the foundation for the Company's pipeline of orally administered therapies targeting cancer, liver, and inflammatory diseases.

The Company has established multiple regional licensing agreements for its drug candidates and continues to pursue strategic partnerships to maximize the global value of its pipeline. To date, these agreements have generated approximately $20 million in upfront and milestone payments, with the potential for additional milestone payments and royalties.

"BIO International Convention is one of the most important partnering events in the biotechnology industry, bringing together companies seeking innovative therapeutic assets and strategic collaborations," said Dr. Sari Fishman, Vice President of Business Development at Can-Fite BioPharma. "With two pivotal Phase III programs, an ongoing Phase IIb study in MASH, and additional opportunities in oncology and rare diseases, we look forward to meeting with potential partners to discuss licensing, commercialization, and value-creating collaborations for our clinical-stage assets."

Dr. Fishman will be available for partnering meetings throughout the conference.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase 3 trial for psoriasis and commenced a pivotal Phase 3 trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase 2b trial for the treatment of MASH, and in a Phase 2a study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.canfite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. For example, the Company is using forward-looking statements when it discusses the completion of the offerings, the satisfaction of customary closing conditions related to the offerings and the intended use of proceeds therefrom. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our market and other conditions, history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114